UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 26, 2015

River Valley Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-21765	35-1984567
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

430 Clifty Drive, P.O. Box 1590, Madison, Indiana		47250-0590
(Address of Principal Executive Offices)		(Zip Code)

(812) 273-4949
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement

On October 26, 2015, River Valley Bancorp (“River Valley”) and German American Bancorp, Inc. (“GABC”) jointly announced the signing of a definitive agreement on October 26, 2015 (the “Agreement”) pursuant to which River Valley will be merged with and into GABC (the “Merger”). Simultaneously with the Merger, River Valley Financial Bank, an Indiana bank and wholly owned subsidiary of River Valley, will merge with and into German American Bancorp, an Indiana bank and wholly owned subsidiary of GABC.
A copy of the Agreement is attached hereto as Exhibit 2.1 and incorporated by reference herein, but a summary of some of the terms and conditions important to River Valley follows.
The Agreement provides that upon the effective date of the Merger (the “Effective Time”), each share of common stock of River Valley will become and be converted into the right to receive 0.770 of a share of common stock of GABC (the “Exchange Ratio”) and $9.90 in cash (collectively, the “Merger Consideration”). In the event the “Effective Time Book Value” (as defined below) of River Valley is less than $53,250,000 (assuming a closing prior to March 1, 2016), then the cash component of the Merger Consideration will be reduced by a per share amount equal to the quotient obtained by dividing (i) the difference between $53,250,000 and the Effective Time Book Value, by (ii) 2,552,762 (the number of shares of common stock outstanding plus the number of potentially issuable shares of common stock pursuant to options). If the closing occurs on or after March 1, 2016, then the difference, or shortfall, will be measured against $53,883,000 instead of $53,250,000. “Effective Time Book Value” is calculated as the estimated shareholders’ equity of River Valley as of the end of the month prior to the Effective Time, determined no earlier than three (3) business days prior to the closing of the Merger. The Effective Time Book Value must reflect an allowance for loan and lease losses and all accruals for fees and expenses relating to the Merger, as more completely described in the Agreement. The Effective Time Book Value will not include, however, any termination liability for a defined benefit plan, changes to the investment portfolio attributable to accounting standards relating to fair value since June 30, 2105, certain contract termination fees incident to the Merger, and gains on sales of securities.
River Valley has the right to terminate the Agreement for certain breaches and failure to satisfy covenants in the Agreement, as well as if the River Valley shareholders fail to approve the actions necessary to complete the Merger. GABC has the right to terminate the Agreement in the event of certain adverse environmental reports on property owned by River Valley.
At the Effective Time of the Merger, each outstanding option to purchase a share of common stock of River Valley will vest fully and be converted into the right to receive, in cash, an amount equal to $9.90 plus the product obtained by multiplying the Exchange Ratio by the Average GABC Closing Price (as defined below), less the option exercise price per share and applicable withholding taxes. This amount is subject to adjustment of the $9.90 cash component for an Effective Time Book Value less than $53,250,000 (or $53,883,000 in the event closing occurs on or after March 1, 2016), as described above with respect to the Merger Consideration. “Average GABC Closing Price” refers to the volume weighted average of the trading prices of GABC common stock, rounded to the nearest cent, during the twenty (20) consecutive trading days ended on the trading day that is the second business day preceding the closing date, as reported by Bloomberg L.P. (or, if not reported therein, in another authoritative source mutually selected by the parties). Also at the Effective Time, all shares of restricted stock shall be released from the transfer restrictions to which the shares are subject.

Matthew P. Forrester, President and Chief Executive Officer, will remain employed by GABC following the closing as a regional market president. Pursuant to Releases With Respect to Employment Agreement to be entered into on or before the closing of the Merger, Mr. Forrester, Anthony Brandon, Executive Vice President, and John Muessel, Vice President – Trust Services, will receive at the closing the change of control payments to which each was entitled under his existing employment agreement with River Valley.
Concurrently with execution of the Agreement, each of the directors and certain of the executive officers of River Valley entered into a voting agreement with GABC under which the directors and executive officers have agreed to vote their shares of common stock of River Valley in favor of the Agreement and the Merger at the special meeting of River Valley’s shareholders at which these matters are to be considered. Under the voting agreement, the directors have agreed not to transfer any shares of common stock of River Valley they currently hold in an effort to avoid the Agreement. A copy of the voting agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein.
As a condition to the closing of the Merger, River Valley will submit both the Agreement and Articles of Amendment to its Articles of Incorporation to the shareholders for approval. The Articles of Amendment will repeal Article 11, which prohibits the acquisition of beneficial ownership of more than 10% of any class of equity security of River Valley. At a special meeting duly called and held on October 26, 2015, the Board of Directors approved the Agreement, the Merger and the Articles of Amendment as being in the best interests of River Valley and its shareholders.  Subject to certain terms and conditions, the Board of Directors will recommend that the shareholders vote in favor of the Agreement, the Merger and the Articles of Amendment at a special meeting to be called for that purpose, and will solicit proxies voting in favor of the Agreement, the Merger and the Articles of Amendment from River Valley’s shareholders.
River Valley has agreed to pay GABC a termination fee of $3,236,000 upon termination of the Agreement if (1) River Valley breaches its obligations with respect to inquiries from other interested acquirors; or (2) River Valley’s Board of Directors fails to recommend the Agreement, the Merger and the Articles of Amendment to its shareholders, or withdraws its recommendation after receipt of a competing acquisition proposal.
The Merger will be accounted for as a purchase and is expected to close in the first quarter of 2016. The Agreement has been approved by the boards of directors of both River Valley and GABC, and their bank subsidiaries. However, the closing of the Merger is subject to other conditions, including the approval of the Merger by the shareholders of River Valley, the receipt of regulatory approvals, and the effectiveness of a registration statement to be filed by GABC with the Securities and Exchange Commission with respect to the common stock of GABC to be issued in the Merger.
Cautionary Statement
The representations, warranties and covenants contained in the Agreement were made only for purposes of such Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, and are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of River Valley, or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in River Valley’s or GABC’s respective public disclosures.

Pursuant to General Instruction F to Form 8-K, a press release issued jointly by River Valley and GABC is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Item 9.01.  Financial Statements and Exhibits.
(d) Exhibits
Exhibit No.	Description
2.1	Agreement and Plan of Reorganization by and among River Valley Bancorp, River Valley Financial Bank, German American Bancorp, Inc. and German American Bancorp, dated October 26, 2015
10.1	Voting Agreement, dated October 26, 2015
99.1	Joint Press Release dated October 26, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: October 26, 2015	RIVER VALLEY BANCORP

	By:	/s/ Matthew P. Forrester
Matthew P. Forrester, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Location

2.1	Agreement and Plan of Reorganization by and among River Valley Bancorp, River Valley Financial Bank, German American Bancorp, Inc. and German American Bancorp, dated October 26, 2015	Attached
10.1	Voting Agreement, dated October 26, 2015	Attached
99.1	Joint Press Release, dated October 26, 2015	Attached